4imprint Group plc

03 FEB 24 AM 7:21

8 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

03003970

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
30.12.02	Announcement – Board Appointment

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours faithfully

pp [signature]

dlw 3/3

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

Latest News

Board appointment 30/12/2002

4imprint Group plc, the leading global distributor of imprinted promotional products, today announces the appointment of Peter Evans to the Board as a non-executive Director.

Prior to this appointment, Peter was a senior partner in the Liverpool office of KPMG, having been with KPMG from 1974. Peter grew the practice from 70 to 120 staff, and had significantly increased KPMG's brand and presence across Merseyside whilst tripling fee income.

Peter's practice management responsibilities included strategic planning, sales and marketing and delivery of financial performance. His experience as a lead assurance partner managing a client portfolio of listed plc's and UK subsidiaries of global companies particularly in Europe and USA, will be of great importance to 4imprint.

Peter will be chairing the 4imprint Audit Committee taking over from Nicholas Wrigley, who after seven years as a non-executive director of the Company, has retired by rotation.

Commenting on the appointment, Dick Nelson, CEO of 4imprint Group plc, said:
'4imprint and the Board are pleased that Peter Evans will be joining the Company in early 2003 and look forward to working closely with him. The Board would like to extend its thanks to Nicholas for his support and wise counsel towards the development of the Group and we wish him continued success in the future.'

Pursuant to paragraph 6.F.2 (a) of the UKLA Listing Rules Peter Evans has been a director of the following companies in the last five years:

Current directorships: Gillespies LLP
Past directorships: None

4imprint Group Plc confirms that there are no other details which require to be disclosed under paragraph 6F.2 (b) - (g) of the UKLA Listing Rules with respect to Peter Evans.

- Ends -

For further information, please contact:

4imprint Group plc
Dick Nelson, CEO, Tel: +001 (920) 236 7270
Email: dnelson@4imprint.com

Issued by:
Bankside Consultants Limited
Henry Harrison-Topham/Russell Elliott, Tel: +44 (0) 20 7444 4140
Email: henry.ht@bankside.com

Notes to editors:

4imprint Group plc

The 4imprint Group plc is a leading international network of wholly owned companies in the highly fragmented $30 billion promotional products industry. Globally, the Company is the largest direct marketer of imprinted promotional products, and the fourth largest distributor. The Company's blue-chip roster of clients includes BT, British Airways, Microsoft, BMW, Mercedes, Hitachi Data Systems, Crawford, Amec, Raley's and Saturn and other leading companies who use promotional products to build their brand and increase customer loyalty. The Company operates in four distribution channels: direct marketing, corporate programmes, premium and incentive promotions and partner services.

The Group headquarters is in Manchester with other UK facilities in Whitefield, London and Bristol. The 4imprint US offices are located in Oshkosh, Wisconsin and Quincy, Massachusetts. In addition,

4imprint has operations in France, Germany, Canada and China.

4imprint has worked closely with clients for over 25 years in the use of branded promotional products to support customers' marketing and branding efforts. The Company offers the only global solution in the industry in the areas of product sourcing and services.

The Company has developed proprietary systems that provide the easiest way to order imprinted promotional products. Its fully e-commerce enabled online solutions provide customers with '24/7' access. 4imprint has 700 highly trained employees and currently provides services to more than 200,000 customers, including all of the Fortune 100(R) companies.

4imprint is traded on the London Stock Exchange under the symbol FOUR. The company has established an American Depositary Receipts (ADR) programme in the US for US-based investors.

Website:

www.4imprint.com
www.4imprint.co.uk
www.4imprint.com/canada

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